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                                                 December 10, 1992

Weitz Series Fund, Inc.
Attention Board of Directors
9290 West Dodge Road, Suite 405
Omaha, NE 68114

Gentlemen:

Wallace R. Weitz and Richard F. Lawson (the "Subscribers") hereby subscribe to ten thousand (10,000) shares of common stock, designated Hickory Portfolio Shares, at $10 per share, to be issued by Weitz Series Fund, Inc. (the "Fund"), in consideration for an aggregate purchase price of $100,000 to be paid upon demand at such time as the Board of Directors in their discretion shall determine. Such shares will be held by the Subscribers for investment purposes only.

                                                 Very truly yours,

                                                 /s/Wallace R. Weitz
                                                 Wallace R. Weitz

                                                 /s/Richard F. Lawson
                                                 Richard F. Lawson